SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telesp Celular Participações S.A. and Subsidiaries

Interim Financial Statements for the

Quarter Ended March 31, 2004 and

Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of

Telesp Celular Participações S.A.

São Paulo - SP

1. We have made a special review of the accompanying interim financial statements of Telesp Celular Participações S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2004, the statements of operations for the quarter then ended, and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2.  We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.  We had previously audited the Company and consolidated balance sheets as of December 31, 2003, presented for comparative purposes, and issued an unqualified opinion thereon, dated February 11, 2004. The Company and consolidated statements of operations for the quarter ended March 31, 2003, presented for comparative purposes, were reviewed by us and our review report thereon, dated April 25, 2003, was unqualified.

5.  The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 20, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	2004	2003	2004	2003

CURRENT ASSETS
Cash and cash equivalents	49.594	564	984.162	1.158.849
Trade accounts receivable, net	-	-	1.249.730	1.212.474
Receivables from subsidiaries and affiliates	45.875	45.899	20.589	22.308
Inventories	-	-	191.126	157.296
Deferred and recoverable taxes	7.007	2.598	569.848	595.745
Prepaid expenses	1.602	3.186	188.848	92.689
Derivatives	476.825	504.742	997.109	1.008.244
Other assets	212	239	75.090	82.155
	581.115	557.228	4.276.502	4.329.760
NONCURRENT ASSETS
Receivables from subsidiaries	476.486	470.558	-	-
Deferred and recoverable taxes	216.326	207.604	876.627	893.632
Derivatives	1.433	635	453.447	444.088
Prepaid expenses	1.690	1.815	31.266	24.338
Other assets	1.946	1.946	46.049	74.426
	697.881	682.558	1.407.389	1.436.484
PERMANENT ASSETS
Investments	6.979.108	6.861.772	2.255.064	2.291.311
Property, plant and equipment, net	825	897	5.099.627	5.234.280
Deferred charges, net	-	-	256.826	268.522
	6.979.933	6.862.669	7.611.517	7.794.113
TOTAL ASSETS	8.258.929	8.102.455	13.295.408	13.560.357

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003

(In thousands of Brazilian reais - R$)

(continued)

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003	2004	2003

CURRENT LIABILITIES
Payroll and related accruals	742	725	46.453	69.065
Trade accounts payable	7.957	12.942	1.181.013	1.254.990
Taxes payable	641	644	234.329	254.378
Loans and financing	2.933.479	2.999.963	3.729.723	3.993.316
Interest on capital and dividends payable	4.570	4.595	107.297	107.322
Reserve for contingencies	54.568	51.082	139.234	126.145
Derivatives	112.475	109.183	340.355	418.486
Payables to subsidiaries and affiliates	22.990	22.841	29.256	27.817
Deferred revenues	-	-	66.187	110.158
Other liabilities	-	-	18.545	27.561
	3.137.422	3.201.975	5.892.392	6.389.238
LONG-TERM LIABILITIES
Loans and financing	1.708.993	1.466.208	2.485.721	2.295.848
Reserve for contingencies	-	-	154.865	153.482
Taxes payable	-	-	186.118	172.841
Payables to subsidiaries	15.592	15.555	-	-
Accrued pension plan liability	-	-	3.200	3.187
Derivatives	38.885	25.403	45.552	31.070
Other liabilities	-	-	544	546
	1.763.470	1.507.166	2.876.000	2.656.974
MINORITY INTEREST	-	-	1.168.853	1.120.705
SHAREHOLDERS' EQUITY
Capital	4.373.661	4.373.661	4.373.661	4.373.661
Capital reserves	1.089.879	1.089.879	1.089.879	1.089.879
Accumulated deficit	(2.105.656)	(2.070.379)	(2.105.656)	(2.070.379)
	3.357.884	3.393.161	3.357.884	3.393.161
FUNDS FOR CAPITALIZATION	153	153	279	279
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8.258.929	8.102.455	13.295.408	13.560.357

 The acompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

 TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

Company

Consolidated

	2004	2003	2004	2003

GROSS REVENUES
Telecommunication services	-	-	1.866.355	993.848
Sales of products	-	-	397.529	182.691
	-	-	2.263.884	1.176.539
Deductions	-	-	(545.282)	(249.281)
NET OPERATING REVENUE	-	-	1.718.602	927.258
Cost of services provided	-	-	(391.789)	(358.298)
Cost of products sold	-	-	(339.701)	(135.056)
GROSS PROFIT	-	-	987.112	433.904
OPERATING (EXPENSES) INCOME
Selling expenses	-	-	(386.830)	(209.501)
General and administrative expenses	(1.731)	(8.068)	(146.882)	(115.893)
Other operating expenses	(45.769)	(17)	(84.038)	(26.353)
Other operating income	-	1.022	33.938	76.857
Equity pick-up	160.599	(26.158)	-	-
	113.099	(33.221)	(583.812)	(274.890)
INCOME (LOSS) FROM OPERATIONS BEFORE
FINANCIAL EXPENSES	113.099	(33.221)	403.300	159.014
Financial expenses	(250.119)	(226.781)	(376.180)	(494.304)
Financial income	99.115	128.436	157.314	241.868

LOSS FROM OPERATIONS	(37.905)	(131.566)	184.434	(93.422)
Nonoperating income (expenses), net	2.628	-	649	(105)
	(35.277)	(131.566)	185.083	(93.527)
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(35.277)	(131.566)	185.083	(93.527)
Income and social contribution taxes	-	-	(148.388)	(38.039)
Minority interest	-	-	(71.972)	-
	(35.277)	(131.566)	(35.277)	(131.566)
NET LOSS	(35.277)	(131.566)	(35.277)	(131.566)
LOSS PER THOUSAND SHARES - R$	(0,0301)	(0,2870)

 The acompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Telesp Celular Participações S.A. ("TCP" or the "Company") is a publicly-traded company which, as of March 31, 2004, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is owned by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company owns 100% of Telesp Celular S.A. ("TC") and Global Telecom S.A. ("GT"), which provide, through authorizations or concessions valid until August 5, 2008 ("TC") and April 8, 2013 ("GT"), mobile telephone services in the States of São Paulo, Paraná and Santa Catarina, including related services.

Since April 25, 2003, the Company is also the controlling shareholder of Tele Centro Oeste Celular Participações S.A. ("TCO"), which provides mobile telephone services in Distrito Federal through an authorization valid until July 24, 2006. Additionally, TCO is the controlling shareholder of the following operators:

Operator	Interest held by TCO - %	Operation area	Expiration date of concession/ authorization

Telegoiás Celular S.A.	97.21	State of Góias and Tocantins	10/29/08
Telemat Celular S.A.	97.90	State of Mato Grosso	03/30/09
Telems Celular S.A.	98.61	State of Mato Grosso do Sul	09/28/09
Teleron Celular S.A.	97.31	State of Rondênia	07/21/09
Teleacre Celular S.A.	98.41	State of Acre	07/15/09
Norte Brasil Telecom S.A. ("NBT")	100.00	States of Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/13

Authorizations granted to the subsidiaries may be renewed once for 15 years, on a chargeable basis.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, in accordance with the Personal Mobile Service (SMP) rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

TCO also owns TCO IP S.A. ("TCO IP"), which provides telecommunications services, Internet access, solutions and other.

Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2.         PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include:

• As of March 31, 2004 and December 31, 2003, balances and transactions of the subsidiaries TC, GT and TCO and the indirect subsidiaries Telegoiás Celular, Telemat Celular, Telems Celular, Teleron Celular, Teleacre Celular, NBT, Telesp Celular International Ltd. and Telesp Celular Overseas.

• As of March 31, 2003, balances and transactions of the subsidiaries TC, GT and the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas.

In consolidation, all intercompany balances and transactions have been eliminated.

The financial statements as of December 31, 2003 and March 31, 2003 have been reclassified, where applicable, for comparability purposes.

3.         SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements are expressed in thousands of Brazilian reais (R$) and have been prepared in accordance with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements presented at last yearend and should be analyzed together with those financial statements.

4.         CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Cash and banks	754	564	10,377	94,800
Temporary cash investments	48,840	-	973,785	1,064,049
Total	49,594	564	984,162	1,158,849

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates.

5.         TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	03/31/04	12/31/03

Unbilled amounts	168,217	204,302
Billed amounts	502,994	447,387
Interconnection	443,604	353,272
Products sold	276,510	343,354
Allowance for doubtful accounts	(141,595)	(135,841)
Total	1,249,730	1,212,474

Changes in the allowance for doubtful accounts were as follows:

	Consolidated
	03/31/04	12/31/03

Beginning balance	135,841	120,135
Additions in the first quarter	33,645	6,906
Write-offs for the first quarter	(27,891)	(19,977)
Balance as of March 31	141,595	107,064
Additions in the second, third and fourth quarters	-	78,554
Write-offs for second, third and fourth quarters	-	(79,374)
Initial consolidation of TCO	-	29,597

Balance as of December 31, 2003		135,841

6.         INVENTORIES

	Consolidated
	03/31/04	12/31/03

Digital handsets	208,250	167,100
Other	18,345	19,184
Allowance for obsolescence	(35,469)	(28,988)
Total	191,126	157,296

7.         DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Prepaid income and social contribution taxes	212,112	146,759	285,199	229,481
Withholding income tax	4,353	61,021	84,534	116,216
Recoverable ICMS (State VAT)	-	-	131,415	140,536
Recoverable PIS and COFINS (taxes on revenue) and other	6,449	2,003	12,394	2,679
Recoverable taxes	222,914	209,783	513,542	488,912

ICMS on unbilled sales	-	-	16,916	30,635
Deferred income and social contribution taxes	419	419	916,017	969,830
Total	223,333	210,202	1,446,475	1,489,377

Current	7,007	2,598	569,848	595,745
Noncurrent	216,326	207,604	876,627	893,632

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Merged tax credit (corporate restructuring)	-	-	615,134	642,272
Merged tax credit - TCO	-	-	16,457	21,943
Tax loss carryforwards	419	419	139,601	157,817
Allowance/Reserve for:
Inventory obsolescence	-	-	8,452	8,005
Contingencies	-	-	62,582	59,125
Doubtful accounts	-	-	36,249	31,628
Deferred sales	-	-	9,902	6,478
Derivative transactions	-	-	6,123	7,211
Profit sharing program	-	-	1,727	6,845
Other	-	-	19,790	28,506
Total deferred taxes	419	419	916,017	969,830

Current	-	-	324,080	351,648
Noncurrent	419	419	591,937	618,182

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)        Tax loss carryforwards, principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in two years.

b)       The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (Note 29) and is realized proportionally to the amortization of the goodwill a ten-year period. Outside consultants' studies used in the corporate restructuring process support the tax credit recovery within that period. The merged tax credit of the subsidiary TCO is being realized proportionally to the goodwill amortization and will be recovered by December 2004.

c)        Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by the Board of Directors, indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371 of December 13, 2000. Realization of the tax credits is estimated as follows:

Period	Consolidated
1 year	324,080
2 years	164,390
3 years	137,653
4 years	108,553
5 and 6 years	181,341
Total	916,017

CVM Resolution No. 371/00 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.         PREPAID EXPENSES

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

FISTEL fees	-	-	157,805	49,223
Financial charges	3,292	5,001	4,665	7,142
Commercial incentives	-	-	15,379	13,123
Advertising	-	-	34,618	35,239
Rentals	-	-	5,511	9,222
Other	-	-	2,136	3,078
Total	3,292	5,001	220,114	117,027

Current	1,602	3,186	188,848	92,689
Noncurrent	1,690	1,815	31,266	24,338

9.         OTHER ASSETS

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Prepaid subsidies for products	-	-	40,035	22,448
Advance for purchase of shares	-	-	13,823	44,461
Credits with suppliers	-	-	20,963	49,491
Escrow deposits	-	-	28,921	27,964
Tax incentives	-	-	30	30
Advances to employees	-	-	9,730	5,695
Other	2,158	2,185	7,637	6,492
Total	2,158	2,185	121,139	156,581

Current	212	239	75,090	82,155
Noncurrent	1,946	1,946	46,049	74,426

10.     INVESTMENTS

a)        Investments in subsidiaries

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)

Telesp Celular S.A.	100.00	-	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	90.79	-	29.70

The interest in TCO is calculated considering capital less treasury shares.

b)       Number of shares held

Investee	In thousands
	Common	Preferred	Total

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	111,575,992	-	111,575,992

c)        Information on subsidiaries

Investee	Shareholders' equity - 03/31/04	Shareholders' equity - 12/31/03	Net income (loss) for the quarter ended 03/31/04	Net income (loss) for the quarter ended 03/31/03

Telesp Celular S.A.	3,601,806	3,417,322	184,484	78,562
Global Telecom S.A.	935,486	988,686	(53,200)	(104,602)
TCO	1,624,475	1,556,086	99,559	n/a

d)       Components and changes

The Company's investments are comprised of equity interests in the capital of the direct subsidiaries, as well as goodwill, advances for future capital increase, reserve for investment losses and other investments, as shown below:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Investments in subsidiaries	4,820,040	4,647,772	-	-
Goodwill paid on investment acquisitions, net	2,602,221	2,638,076	2,704,385	2,740,632
Advance for future capital increase	6,359	25,436	-	-
Reserve for investment losses (*)	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	103	103	294	294
Investment balance	6,979,108	6,861,772	2,255,064	2,291,311

(*) Reserves for investment losses were recorded due to GT's accumulated deficit and indebtedness as of December 31, 2002 and 2001.

Changes in investment balances as of March 31, 2004 and December 31, 2003 are as follows:

	Company
	03/31/04	12/31/03

Investments, net of reserve for loss	6,861,772	5,133,222
Equity pick-up (*)	160,599	135,455
Interest on capital and dividends received	-	(415,670)
Goodwill paid on investment acquisitions	7,912	1,656,127
Amortization of goodwill	(43,767)	(95,071)
Advance for future capital increase	(19,077)	25,436
Investments in subsidiaries	8,773	395,782
Gain on change in ownership percentage	2,896	-
Expired dividends and interest on capital (subsidiary)	-	4,494
Other investments	-	34
Increase in investment in subsidiary	-	22,083
Merger of holding companies of GT	-	(120)
Ending balance of investments	6,979,108	6,861,772

The goodwill paid on the acquisition of GT, in the amount of R$1,077,020, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

As of December 31, 2003, the goodwill paid on the acquisition of TCO amounted to R$1,656,127, of which R$1,478,458 was based on the expectation of future profitability and will be amortized over ten years. The remaining balance was based on asset appreciation of real properties and operating licenses and will be amortized over the remaining useful lives of these assets.

On March 30, 2004, TCP increased its investment in TCO using part of the advance for future capital increase. The participation of minority shareholders in this capital increase resulted in a reimbursement of R$1,132 for TCP.

In the capital increase, the excess of the net book value of paid-up shares was recorded as goodwill, which will be amortized over ten years based on expected future profits.

11.     PROPERTY, PLANT AND EQUIPMENT

		Consolidated
	Annual depreciation rate - %	03/31/04			12/31/03
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	4 to 20	4,026,026	(2,406,957)	1,619,069	1,679,314
Switching equipment	10 to 16.67	1,470,815	(709,647)	761,168	794,989
Infrastructure	2.86 to 20	1,230,105	(462,001)	768,104	788,232
Land	-	48,299	-	48,299	47,937
Software use rights	20	1,024,229	(510,028)	514,201	548,158
Buildings	2.86 to 4	166,309	(32,298)	134,011	136,065
Terminals	50 to 66.67	222,549	(153,193)	69,356	67,827
Concession license	6.67	976,477	(384,946)	591,531	607,890
Other assets	4 to 20	343,003	(183,214)	159,789	158,264
Assets and construction in progress	-	434,099	-	434,099	405,604
Total		9,941,911	(4,842,284)	5,099,627	5,234,280

During the quarter ended March 31, 2004, financial expenses in the amount of R$1,317 (R$1,655 as of December 31, 2003) were capitalized in construction in progress.

12.     DEFERRED CHARGES

	Consolidated
	Annual amortization rate - %	03/31/04	12/31/03

Preoperating expenses:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,624	71,624
		353,251	353,251

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	12,164	12,109
		449,680	449,625

Accumulated amortization:
Preoperating		(158,985)	(149,935)
Goodwill - Ceterp Celular S.A.		(28,088)	(25,982)
Goodwill		(5,781)	(5,186)
		(192,854)	(181,103)
Total		256,826	268,522

(*) According to contractual terms.

13.     TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Suppliers	7,888	12,872	816,094	901,784
Corporate management fee (a)	-	-	135,264	120,324
Interconnection	-	-	61,537	58,082
Amounts to be transferred - SMP (b)	-	-	144,653	140,935
Other	69	70	23,465	33,865
Total	7,957	12,942	1,181,013	1,254,990

(a) See Note 30.

(b) Refer to long-distance services to be passed on to the operators due to the migration to the Personal Mobile Service (SMP) system (Note 1).

14.     TAXES PAYABLE

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

State VAT (ICMS)	-	-	302,456	281,648
Income and social contribution taxes	-	-	53,926	3,544
Taxes on revenue (PIS and COFINS)	-	-	36,858	51,637
FISTEL fees	-	-	10,451	73,409
FUST and FUNTTEL	-	-	3,537	3,902
Other taxes	641	644	13,219	13,079
Total	641	644	420,447	427,219

Current	641	644	234,329	254,378
Long term	-	-	186,118	172,841

Of the long-term portion, R$168,053 refers to the "ICMS - Programa Paraná Mais Emprego", an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the due date of ICMS as the 49th month following that in which the ICMS is determined, among other benefits.

15.     LOANS AND FINANCING

a)        Composition of debt

			Company		Consolidated
Description	Currency	Annual charges	03/31/04	12/31/03	03/31/04	12/31/03

Financial institutions:
Finimp with debt assumption	US$	4.78% to 14.06%	-	44,538	30,280	105,880
Compror	US$	0.8%	-	-	6,301	18,818
BNDES	R$	TJLP + 3.5% to 4% (*)	-	-	585,632	635,670
BNDES	UMBND	3.5% to 3.6%	-	-	74,446	78,625
Resolutions No. 63 and No. 2,770	US$	3% to 16.83%	1,602,007	1,420,422	1,678,112	1,615,545
Resolution No. 63		¥1. 3% to 1.4%	373,802	306,927	373,802	306,927
Export Development Corporation - EDC	US$	3.90% to 5.0% + Libor	-	-	128,261	125,509
Floating rate notes	US$	6.75%	436,290	433,380	436,290	433,380
Debentures	R$	104.6% of CDI	500,000	506,750	500,000	506,750
Debt assumption	US$	Libor + 2% to 7%	-	-	-	29,705

Suppliers:
NEC do Brasil	US$	7.30%	-	-	15,762	15,657

Affiliated companies:
Commercial paper	US$	9.5%	-	-	349,032	346,704
Resolution No. 4,131	US$	13.25%	-	-	261,774	260,028
Floating rate notes		7.0% + Euribor	1,490,655	1,518,830	1,490,655	1,518,830

Investment acquisition - TCO	R$	2% to 4.5% + 108% to 110% of CDI	136,956	149,858	136,956	149,858
Teleproduzir Program (**)	R$	0.2%	-	-	11,933	9,972
Other	R$	Column 20 FGV	-	-	1,750	1,845

Accrued interest			102,762	85,466	134,458	129,461
Total			4,642,472	4,466,171	6,215,444	6,289,164

Current			2,933,479	2,999,963	3,729,723	3,993,316
Long term			1,708,993	1,466,208	2,485,721	2,295,848

(*) In case the long-term interest rate (TJLP) exceeds 10% per year, the spread will be 6% per year.

(**) In January 2004, the long-term portion related to the benefit under the "Teleproduzir Program", arising from an agreement made with the State of Goiás Government for deferral of ICMS payments, was reclassified from "Taxes payable" to "Loans and financing" account. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, with a grace period of 12 months from the end date of utilization of the benefit, estimated for October 2004.

b)       Repayment schedule

The long-term portion of loans and financing matures as follows:

	03/31/04
	Company	Consolidated

2005	1,063,445	1,333,855
2006	-	143,603
2007	145,548	496,748
2008	500,000	505,121
2009 to 2012	-	6,394
Total	1,708,993	2,485,721

c)        Restrictive covenants

GT has a loan from the National Bank for Economic and Social Development (BNDES), the balance of which at March 31, 2004 was R$248,381. As of that date, various loan covenants were not complied with by the subsidiary GT. No adjustment related to this matter was reflected either by GT or by TCP, since waivers on noncompliance with these covenants have been obtained through December 31, 2003.

TCO has loans from BNDES and Export Development Corporation (EDC), the balances of which at March 31, 2004 were R$175,305 and R$128,261, respectively. As of that date, TCO was in compliance with the various loan covenants.

d)       Hedges

As of March 31, 2004, the Company and its subsidiaries have exchange contracts in the amounts of US$1,094,600,000, ¥13,401,269,000 and 438,050,000 to hedge against exchange rate fluctuations on foreign currency obligations. At March 31, 2004, the Company and its subsidiaries recognized accumulated net gains of R$1,064,649 (R$1,002,776 at December 31, 2003) on these hedges, represented by a balance of R$1,450,556 (R$1,452,332 at December 31, 2003) in assets, of which R$997,109 (R$1,008,244 at December 31, 2003) in current and R$453,447 (R$444,088 at December 31, 2003) in noncurrent, and a balance of R$340,355 (R$418,486 at December 31, 2003) in current liabilities and of R$45,552 (R$31,070 at December 31, 2003) in long-term liabilities.

e)        Guarantees

TC's loans and financing in local currency, amounting to R$242,582, were obtained from BNDES and are guaranteed by accounts receivable.

GT's loans and financing in local currency, amounting to R$248,381, are guaranteed by accounts receivable, of which up to 140% of the monthly installment may be kept, with TC's guarantee.

TCO's guarantees comprise the following:

Banks	Guarantees

BNDES - TCO operators	In the event of default, 15% of receivables and CDB's equivalent to the amount of the next installment payable are pledged.

BNDES NBT	In the event of default, 100% of receivables and CDB's equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period are pledged.

EDC	TCO's and other subsidiaries' guarantees.

Other loans and financing	TCO's guarantee.

16.     OTHER LIABILITIES

	Consolidated
	03/31/04	12/31/03

Premium on sale of call option (a)	5,973	8,959
Accrual for customer loyalty program (b)	9,342	8,494
Customers	1,350	10,108
Other	2,424	546
Total	19,089	28,107

Current	18,545	27,561
Long term	544	546

a) In 2000, TC sold options to purchase US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on an accrual basis.

b) GT and TCO have customer loyalty programs whereby the customer makes calls and earns points redeemable for prizes (handsets, call minutes, points in TAM airline loyalty program, and others). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

17.     RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Tax	54,568	51,082	152,309	147,721
Telebrás - TCO	-	-	98,936	94,931
Labor and civil	-	-	42,854	36,975
Total	54,568	51,082	294,099	279,627

Current	54,568	51,082	139,234	126,145
Long term	-	-	154,865	153,482

Tax

Probable loss

a) ICMS (State VAT)

The subsidiary GT, based on the opinion of its legal counsel, recorded a reserve of R$15,444 as of March 31, 2004 (R$15,195 as of December 31, 2003).

b) COFINS (tax on revenue)

The subsidiary TC received a tax assessment notice related to the offset of COFINS, in January and February 2000, against credits originated from the amount exceeding 1/3 of COFINS paid in 1999, after offset against social contribution tax (CSLL). The accrued amount as of March 31, 2004 was R$23,793 (R$23,276 as of December 31, 2003).

c) PIS and COFINS (taxes on revenue)

On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount against the social contribution, and also (iii) indirectly increased PIS and COFINS due by the subsidiaries, requiring the inclusion of other income in their tax bases.

According to our legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9,718, determined that PIS and COFINS should be levied only on payroll, revenues and profits, (ii) the Federal government used an inadequate means to increase PIS and COFINS, i.e., ordinary law instead of supplementary law, and
(iii) to become effective, the 90-day period from the date of publication of the law was not met.

TCP and its subsidiary TC obtained favorable court decisions authorizing the exclusion of other income from the PIS and COFINS tax bases, as well as the maintenance of the rate of 2% for COFINS payments. However, these decisions are not final.

Despite the favorable decision obtained in the lower court, TCP and TC, on a conservative basis, decided to continue paying the COFINS at the rate of 3% and thus no additional payments will be required.

Regarding other income, management recognized reserves for contingencies in the amounts of R$54,568 for TCP and R$48,650 for TC at March 31, 2004 (R$51,082 for TCP and R$46,803 for TC at December 31, 2003).

TCO also filed a lawsuit challenging the constitutionality of the tax collection set forth in Law No. 9,718/98, and in order to suspend the tax credit requirement, accruals were recorded and escrow deposits were made for the amounts determined, totaling approximately R$9,525 (R$9,709 at December 31, 2003). Therefore, there will be no need for new disbursements.

Due to the changes introduced by Law No. 10,637/02, the Company and its subsidiaries have been including other income in the PIS tax base since December 2002.

Possible loss

Based on its legal counsel's opinion, management believes that the resolution of the matters discussed below will not have a material adverse effect on the Company's financial position, and, thus, no reserve has been reflected in the financial statements as of March 31, 2004.

a) ICMS

The subsidiaries GT and TCO received tax assessment notices totaling R$11,331 (R$1,920 at December 31, 2003) related to: (i) R$2,724 (R$1,119 at December 31, 2003) - ICMS on supplementary services, and (ii) R$8,607 (R$801 at December 31, 2003) - several ICMS tax assessments.

b) ISS (municipal service tax)

The subsidiary GT received tax assessment notices totaling R$129, related to: (i) R$120 - ISS on surcharge per call, and (ii) R$9 - ISS on sundry services.

Alleged tax debt relating to the period from October 2000 to May 2002, for the nonpayment of ISS on revenue from various services provided by NBT (Roraima). The debt claimed is R$452.

Telebrás - TCO

Corresponds to original loans from Telecomunicações Brasileiras S.A. - Telebrás which, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders' Meeting held in May 1998, and in the opinion of TCO's management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A.

TCO's management believes that there was an error in the allocation of the loans upon the spin-off and suspended the payments after the change in the Company's control. The loans are restated based on the general market price index (IGP-M) plus interest of 6% per year.

In June 1999, TCO filed a lawsuit claiming that all assets related to these loans, as well as the accessory items of these assets, are owned by it and also claiming refund for the installments paid.

In November 1999, TCO's management decided to transfer to its holding company the liability arising from the loan originally payable to Telebrás, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision dismissed TCO's claims in the declaratory action; however, on October 8, 2001, TCO filed an appeal, which has not yet been judged.

The opinion of TCO's legal counsel regarding the chances of an unfavorable outcome on these contingencies is that they are probable as to the merit of the claim and possible as to the restatement index. The unaccrued difference as of March 31, 2004 between the original contractual rates and the restatement index used as described above is estimated at R$29,286 (R$31,669 at December 31, 2003).

Labor and civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible but not probable, the amount involved is R$23,428 for civil claims and R$29,222 for labor claims.

18.     LEASES

TC and TCO have lease agreements. Expenses recorded in the first quarter of 2004 were R$7,327 (R$7,300 as of March 31, 2003). The outstanding obligation under such agreements, adjusted at the exchange rate prevailing at March 31, 2004, is R$9,214 (R$16,181 as of December 31, 2003). This balance will be paid in monthly, bimonthly and quarterly installments through June 2005.

19.     SHAREHOLDERS' EQUITY

a) Capital

As of March 31, 2004 and December 31, 2003, capital is represented by shares without par value, as follows:

Thousands of shares

Common shares	409,383,864
Preferred shares	762,400,488

Total

1,171,784,352

b) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders' equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

c) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

20.     NET OPERATING REVENUE

	Consolidated
	03/31/04	12/31/03

Monthly subscription charges	83,342	87,093
Use of network	881,326	427,29
Roaming charges	-	17,28
Additional call charges	22,412	11,689
Interconnection	764,852	433,570
Additional services	94,711	12,835
Sale of products	397,529	182,691
Other services	19,712	4,087
Gross operating revenue	2,263,884	1,176,539

Deductions	(545,282)	(249,281)
Net operating revenue	1,718,602	927,258

21.     COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	03/31/04	03/31/03

Personnel	(14,242)	(8,397)
Outside services	(42,079)	(39,401)
Connections	(32,938)	(21,484)
Rent, insurance and condominium fees	(24,496)	(22,141)
Interconnection	(52,020)	(43,198)
Taxes and contributions	(45,016)	(35,192)
Depreciation and amortization	(177,065)	(186,591)
Cost of products sold	(339,701)	(135,056)
Other	(3,933)	(1,894)
Total	(731,490)	(493,354)

22.     SELLING EXPENSES

	Consolidated
	03/31/04	03/31/03

Personnel	(44,776)	(27,901)
Supplies	(7,167)	(2,257)
Outside services	(251,666)	(116,609)
Rent, insurance and condominium fees	(8,996)	(6,378)
Taxes and contributions	(356)	(249)
Depreciation and amortization	(30,023)	(32,181)
Allowance for doubtful accounts	(33,645)	(6,906)
Other	(10,201)	(17,020)
Total	(386,830)	(209,501)

23.     GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Personnel	(858)	(1,681)	(31,326)	(20,625)
Supplies	(5)	(9)	(1,228)	(948)
Outside services	(473)	(6,086)	(49,321)	(49,031)
Advisory and consulting services	-	-	(17,418)	(16,212)
Rent, insurance and condominium fees	(38)	(42)	(10,458)	(6,317)
Taxes and contributions	(332)	(185)	(2,239)	(1,358)
Depreciation and amortization	(24)	(7)	(34,234)	(19,670)
Other	(1)	(58)	(658)	(1,732)
Total	(1,731)	(8,068)	(146,882)	(115,893)

24.     OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Income:
Fines	-	-	16,899	4,847
Recovered expenses	-	1,022	6,983	1,328
Reversal of reserve for contingencies	-	-	1,902	69,853
Other	-	-	8,154	829
Total	-	1,022	33,938	76,857

Expenses:
Reserve for contingencies	(2,002)	-	(9,305)	(6,948)
Goodwill amortization	(43,767)	-	(46,264)	(2,106)
Taxes other than on income	-	(17)	(17,649)	(6,101)
Donations and sponsorship	-	-	(1,119)	(287)
Amortization of preoperating expenses	-	-	(7,916)	(7,916)
Other	-	-	(1,785)	(2,995)
Total	(45,769)	(17)	(84,038)	(26,353)

25.     FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Income:
Interest	28,453	37,942	68,688	29,638
Exchange variation	71,710	91,499	96,920	213,393
PIS/COFINS on financial income	(1,048)	(1,005)	(8,294)	(1,163)
Total	99,115	128,436	157,314	241,868

Expenses:
Interest	(99,862)	(99,609)	(164,423)	(185,880)
Monetary/exchange variations	(67,903)	(70,826)	(103,653)	(105,232)
Derivative operations, net	(82,354)	(56,346)	(108,104)	(203,192)
Total	(250,119)	(226,781)	(376,180)	(494,304)

26.     TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Consolidated
	03/31/04	03/31/03

Income tax	(69,880)	-
Social contribution tax	(25,326)	-
Deferred income tax	(39,104)	(28,631)
Deferred social contribution tax	(14,078)	(9,408)
Total	(148,388)	(38,039)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	03/31/04	03/31/03	03/31/04	03/31/03

Loss before taxes	(35,277)	(131,566)	185,083	(93,527)
Income and social contribution tax credits at combined statutory rate	11,994	44,732	(62,928)	31,799
Effect of income and social contribution taxes on:
Permanent additions:
Nondeductible expenses	-	-	(1,251)	(176)
Expired interest on capital	-	-	-	-
Equity pick-up	(18,088)	-	-	-
Permanent exclusions-
Equity pick-up	72,692	8,894	-	-
Unrecognized income and social contribution tax benefits - GT, TCP and TCO IP	(50,532)	(53,626)	(70,518)	(70,460)
Unrecognized income and social contribution taxes on temporary differences	(1,185)	-	(154)	-
Goodwill amortization	(14,881)	-	(14,881)	-
Other	-	-	1,344	798
Income and social contribution tax charges	-	-	(148,388)	(38,039)

27.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

TCP is the controlling shareholder of TC, GT and TCO, the latter of which is the controlling shareholder of Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. and holds 100% of Norte Brasil Telecom S.A. These operators provide mobile telephone services in accordance with the terms of concessions granted by the Federal government and are also engaged in the purchase and sale of handsets through their own sales networks as well as distribution channels, thus fostering their essential activities.

The major market risks to which TCP, TC, GT and TCO are exposed include:

•         Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•         Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily Libor, Euribor, TJLP and CDI).

•         Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC, GT and TCO have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunications services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Of TC's customers, 81.2% use prepaid services that require pre-loading, thus not representing a credit risk. Of GT's customers, 14.4% use postpaid services. Of TCO's and its subsidiaries' customers, 21% use postpaid services.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC's ERP system for consistent transactions.

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its exchange rate derivative transactions and short-term borrowings in Brazilian reais. As of March 31, 2004, these operations amounted to R$4,418,602.

The Company entered into swap operations to convert the floating interest risk related to CDI into fixed interest rates in the total notional amount of R$2,110 million.

The Company is also exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of March 31, 2004, these operations amounted to R$585,632. The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of March 31, 2004, these operations amounted to US$264,508,000 and 416,050,000.

Currency risk

TC, GT and TCO utilize derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company's net exposure to currency risk as of March 31, 2004 is shown in the table below:

	In thousands
	US$	¥	€

Loans and financing	999,041	13,401,269	416,050
Hedge instruments	(1,094,600)	(13,401,269)	(438,050)
Trade accounts payable and corporate management fee	-	-	46,836
Net exposure	(95,559)	-	24,836

During the first quarter of 2004, the Company and its subsidiaries contracted derivative instruments to hedge other foreign-currency commitments against exchange variations (such as the BNDES basket of currencies, leasing, long-term hedging inefficiency, and suppliers).

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gains (losses)

Loans and financing	6,215,444	6,420,249	(204,805)
Derivative instruments	(1,064,649)	(978,797)	(85,852)
Total	5,150,795	5,441,452	(290,657)

c) Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

28.     POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - Sistel. Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS - Telesp Celular and PBS-TCO) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of solidarity in December 1999, TCP and its subsidiaries TC and TCO individually sponsor defined benefit plans - PBS - Telesp Celular and PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Telesp Celular and PBS-TCO plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS - Telesp Celular and PBS-TCO plans and 1.5% for the PAMA plan.

For 46.2% of the employees of TCP and its subsidiary TC, and 99% of the employees of TCO, there are individual defined contribution plans - the TCP Prev and the TCO Prev, established by Sistel in August 2000. The TCP Prev and the TCO Prev plans are maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants' individual accounts. TC and TCO are also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plans (PBS - Telesp Celular and PBS-TCO) were granted the option of migrating to the TCP Prev and TCO Prev plans. This option was extended to employees who did not participate in the PBS - Telesp Celular and PBS-TCO plans, as well as to all new hires. The Company's contributions to TCP Prev and TCO Prev are similar to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

During the first quarter of 2004, TCP and its subsidiaries TC and TCO contributed the amounts of R$1 and R$1 to the PBS - Telesp Celular and PBS-TCO plans, respectively, and the amounts of R$1,048 and R$964 to the TCP Prev and TCO Prev plans, respectively.

TCP and its subsidiaries TC and TCO elected to recognize actuarial liabilities as provided in CVM Instruction No. 371/00, as a direct charge to shareholders' equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity's actuarial liabilities in relation to the plans' total actuarial liabilities. As of March 31, 2004, the total liability recognized amounted to R$3,200 (R$3,187 at December 31, 2003).

29.     CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to TC.

The accounting records maintained for corporate and tax purposes include the Companies' specific accounts related to merged goodwill and the related reserve, and the respective amortization, reversal and tax credit. As of March 31, 2004 and December 31, 2003, balances are as follows:

	Balances on date of merger	TCP spin-off	Consolidated
			03/31/04	12/31/03

Balance sheet:
Merged goodwill	3,192,738	3,166,132	1,809,218	1,889,036
Merged reserve	(2,127,694)	(2,088,849)	(1,194,084)	(1,246,764)
Net effect corresponding to merged tax credit	1,065,044	1,077,283	615,134	642,272

Statement of operations:
Goodwill amortization			(79,818)	(79,818)
Reversal of reserve			52,680	53,478
Tax credit			27,138	26,340
Effect on net income			-	-

As shown above, the amortization of goodwill, net of the reversal of reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount which, in essence, represents the merged tax credit balance, was classified in the balance sheet as an asset under deferred taxes (Note 7).

30.     RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication: These transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. This also includes call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company's network. Beginning 2002, Telecomunicações de São Paulo S.A., in place of Embratel, provides long-distance services to operators. Beginning July 2003, customers started to choose the long-distance call operators.

b) Corporate management advisory: Represents payables in connection with corporate management advisory services provided by PT SGPS, calculated on net services revenues restated based on currency fluctuations.

c) Loans and financing: Represent intercompany loans with companies of the Portugal Telecom Group, as mentioned in Note 15.

d) Corporate services: Passed on to subsidiaries at the cost effectively incurred for these services.

e) Call center services: Provided by Dedic, to users of TC and GT telecommunications services, contracted for a period of 12 months, renewable for the same period.

f) System development and maintenance services: Provided by PT Inovação.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	03/31/04	12/31/03	03/31/04	12/31/03

Assets:
Trade accounts receivable	-	-	171,018	179,532
Receivables from subsidiaries and affiliates	522,361	516,457	20,589	22,308

Liabilities:
Trade accounts payable	-	-	335,885	264,905
Loans and financing	1,503,456	1,553,827	2,130,041	2,155,448
Payables to subsidiaries and affiliates	38,582	38,396	29,256	27,817

Statement of operations:
Revenue from telecommunication services	-	-	458,278	320,277
Cost of services provided	-	-	(53,412)	(57,653)
Selling expenses	-	-	(32,160)	(24,145)
General and administrative expenses	-	-	(20,408)	(24,993)
Financial income (expenses), net	9,631	(11,177)	(23,416)	(25,680)
Other operating income (expenses), net	-	(97)	-	-

31.     INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of March 31, 2004, the Company had insurance to cover operating risks, civil liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	872,580
General civil liability	5,822
Vehicle fleet	400

32.     AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

•          Type of shares: preferred.

•          Each ADR represents 2,500 preferred shares.

•          Shares are traded as ADRs, under the code "TCP", on the New York Stock Exchange.

•          Foreign depositary bank: The Bank of New York.

•          Custodian bank in Brazil: Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.